SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13D*
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO 13D-2(A)


                           Allied Capital Corporation
             ------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.0001 par value
             ------------------------------------------------------
                         (Title of Class of Securities))

                                    01903Q108
             ------------------------------------------------------
                                 (CUSIP NUMBER)

                                   Paul Leary
                            c/o Centaurus Capital Ltd
                               33 Cavendish Square
                               London, UK W1G OPW

                            Tel: +44 (0) 20 7852 3830
             ------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                February 25, 2010
             ------------------------------------------------------
            (Date of event which requires filing of this statement))

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 10 Pages)

-------------------------------------------------------------------------------

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 01903Q108                  13D                  Page 2 of 10 Pages
-------------------------------------------------------------------------------

     (1)  NAME OF REPORTING PERSONS

          Centaurus Capital LP
-------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (see instructions)
                                                                  (a) [x]
                                                                  (b) [ ]
-------------------------------------------------------------------------------
     (3)  SEC USE ONLY

-------------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS (see instructions)
          OO
-------------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-------------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
          United Kingdom
-------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                    9,510,887
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    9,510,887

-------------------------------------------------------------------------------
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
          9,510,887
-------------------------------------------------------------------------------
     (12) CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)       [ ]
-------------------------------------------------------------------------------
     (13) PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (11)
          5.3%
-------------------------------------------------------------------------------
     (14) TYPE OF REPORTING PERSON (see instructions)
          PN
-------------------------------------------------------------------------------

CUSIP No. 01903Q108                  13D                  Page 3 of 10 Pages
-------------------------------------------------------------------------------

     (1)  NAME OF REPORTING PERSONS

          Centaurus Capital Limited
-------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (see instructions)
                                                                  (a) [x]
                                                                  (b) [ ]
-------------------------------------------------------------------------------
     (3)  SEC USE ONLY

-------------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS (see instructions)
          OO
-------------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-------------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
          United Kingdom
-------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                    9,510,887
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    9,510,887

-------------------------------------------------------------------------------
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
          9,510,887
-------------------------------------------------------------------------------
     (12) CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)       [ ]
-------------------------------------------------------------------------------
     (13) PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (11)
          5.3%
-------------------------------------------------------------------------------
     (14) TYPE OF REPORTING PERSON (see instructions)
          CO
-------------------------------------------------------------------------------

CUSIP No. 01903Q108                  13D                   Page 4 of 10 Pages
-------------------------------------------------------------------------------

Item 1.   Security and Issuer.

     This statement relates to the ordinary shares, par value $0.0001 per share (the "Shares"), of Allied Capital Corporation, a Maryland corporation (the "Company"). The Company's principal executive offices are located at 1919 Pennsylvania Avenue NW, Washington, D.C., 20006.


Item 2.   Identity and Background.

     (a) This Statement is filed by:

             (i) Centaurus Capital LP, a limited partnership organized under the laws of the United Kingdom ("Centaurus"), which serves as investment manager to Centaurus International Risk Arbitrage Master Fund Limited ("CIRAF"), Centaurus/Lyxor International Risk Arbitrage Fund Limited ("Lyxor"), Centaurus Small and Mid Cap International Risk Arbitrage Master Fund Limited ("SMax" and together with CIRAF and Lyxor, the "Funds"), with respect to the Shares directly owned by the Funds; and

             (ii) Centaurus Capital Limited, a corporation organized under the laws of the United Kingdom ("CCL"), which serves as the general partner to Centaurus, with respect to the Shares owned by the Funds.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."

     (b) The address of the principal business and principal office of Centaurus and CCL is 33 Cavendish Square, 16th Floor, London, W1G OPW, United Kingdom.

     (c) The principal business of each of the Reporting Persons is the management of investment funds and activities related thereto.

     (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f) Centaurus is a limited partnership organized under the laws of the United Kingdom. CCL is a corporation organized under the laws of the United Kingdom.

Schedule A attached hereto sets forth the information required by Instruction C of the instructions to Schedule 13D.

CUSIP No. 01903Q108                  13D                   Page 5 of 10 Pages
-------------------------------------------------------------------------------
Item 3.     Source and Amount of Funds and Other Consideration.

The Shares purchased were acquired with working capital of the Funds in open market transactions at an aggregate cost (excluding commissions, if any) of approximately $40,300,000.


Item 4.     Purpose of the Transaction.

     The Reporting Persons acquired the Shares for investment purposes in the ordinary course of business, because they believed that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.

     On February 8, 2010, the Reporting Persons sent a letter to the Company expressing its opinions with regards to Ares Capital Corporation's offer to buy the Company. The Reporting Persons believe that the offer, under its current form, does not represent the best interest of the Company's shareholders as it does not reflect either the strategic M&A value of the Company or its standalone future growth prospects. A copy of the letter is attached hereto as Exhibit 2 and is incorporated herein by reference.

     The Reporting Persons intend to review their investment in the Company on a continuing basis and have engaged and will continue to engage in discussions with management of the Company, the board of directors of the Issuer (the "Board"), other shareholders of the Company and/or other relevant parties concerning matters with respect to the Reporting Persons' investment in the Shares, including, without limitation, the present merger plans with Ares Capital Corporation, business, operations, governance, management and long-term strategy of the Company.

     Except as set forth herein or as would occur upon completion of any of the actions discussed herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs
(a)-(j) of Item 4 of Schedule 13D. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Company's financial position and strategic direction, actions taken by the Board, price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to its investment in the Company as it deems appropriate, including, without limitation, purchasing additional Shares, selling some or all of its Shares, engaging in short selling of or any hedging or similar transactions with respect to the Shares, voting for or against and expressing support for or against any proposals of the Board or other shareholders of the Company and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.     Interest in Securities of the Issuer.

      A. Centaurus Capital LP

               (a) As of the date hereof, Centaurus may be deemed the beneficial owner of 9,510,887 Shares held by the Funds.

                    Percentage: Approximately 5.3% as of the date hereof. The percentages used herein and in the rest of the Schedule 13D are calculated based upon 179,940,040 Shares outstanding, which reflects the number of Shares outstanding, as of February 25, 2010, as reported in the Issuer's Form 10-K filed on February 26, 2010.

               (b)  1. Sole power to vote or direct vote: 0
                    2. Shared power to vote or direct vote: See item (a) above.
                    3. Sole power to dispose or direct the disposition: 0
                    4. Shared power to dispose or direct the disposition:
                       See item (a) above.

               (c) The transactions in the Shares within the last sixty days, which were all in the open market unless otherwise noted,

CUSIP No. 01903Q108                  13D                   Page 6 of 10 Pages
-------------------------------------------------------------------------------
                    are set forth in Schedule B, and are incorporated herein by reference.

               (d) No person other than the Reporting Persons and the Funds are known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Shares.

               (e)  Not applicable.

     B. Centaurus Capital Limited.

               (a) As of the date hereof, CCL, as the General Partner of Centaurus, may be deemed the beneficial owner of the 9,510,887 Shares held by the Funds.

                    Percentage: Approximately 5.3% as of the date hereof.

               (b)  1. Sole power to vote or direct vote: 0
                    2. Shared power to vote or direct vote: See item (a) above.
                    3. Sole power to dispose or direct the disposition: 0
                    4. Shared power to dispose or direct the disposition:
                    See item (a) above.

               (c) The transactions in the Shares within the last sixty days, which were all in the open market unless otherwise noted, are set forth in Schedule B, and are incorporated herein by reference.

               (d) No person other than the Reporting Persons and the Funds are known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Shares.

               (e)  Not applicable.

Item 6.     Contracts, Arrangements, Understandings or
            Relationships with Respect to Securities of the Issuer.

     Other than the Joint Filing Agreement attached as Exhibit 1 hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.     Materials to be Filed as Exhibits.

Exhibit 1: Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Act.

Exhibit 2: Letter to the Issuer dated February 8, 2010.

CUSIP No. 01903Q108                  13D                   Page 7 of 10 Pages
-------------------------------------------------------------------------------

                                   SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED:  March 3, 2010

CENTAURUS CAPITAL LP                            CENTAURUS CAPITAL LIMITED

By:  Centaurus Capital Limited,
its General Partner

By: /s/ Paul Leary
--------------------------------
Name:   Paul Leary                              By: /s/ Paul Leary
Title   Director                                -------------------------------
                                                Name:  Paul Leary
                                                Title  Director

CUSIP No. 01903Q108               13D                   Page 8 of 10 Pages
-------------------------------------------------------------------------------

                                   Schedule A

          DIRECTORS AND EXECUTIVE OFFICERS OF CERTAIN REPORTING PERSONS

          The following sets forth the name, position, address, principal occupation and citizenship of each director and executive officer of the applicable Reporting Persons (the "Instruction C Persons"). To the best of the Reporting Persons' knowledge, (i) none of the Instruction C Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws and (ii) none of the Instruction C Persons owns any Shares or is party to any contract or agreement as would require disclosure in this Schedule 13D.

CENTAURUS CAPITAL LIMITED

Bernard Oppetit serves as director and Chairman of CCL. His business address is 33 Cavendish Square, 16th Floor, London, W1G OPW, United Kingdom. His principal occupation is serving as Chairman of CCL. Mr. Oppetit is a citizen of France.

Randel Freeman serves as director and Chief Investment Officer of CCL. His business address is 33 Cavendish Square, 16th Floor, London, W1G OPW, United Kingdom. His principal occupation is serving as Chief Investment Officer of CCL. Mr. Freeman is a citizen of the United States.

Paul Leary serves as director and Chief Operation of Officer of CCL. His business address is 33 Cavendish Square, 16th Floor, London, W1G OPW, United Kingdom. His principal occupation is serving as Chief Operations Officer of CCL. Mr. Leery is a citizen of the United Kingdom.

Cecilia McAnulty serves as director of CCL. Her business address is 33 Cavendish Square, 16th Floor, London, W1G OPW, United Kingdom. Her principal occupation is serving as Head of Credit of CCL. Ms. McAnulty is a citizen of the United Kingdom.

CUSIP No. 01903Q108               13D                   Page 9 of 10 Pages
-------------------------------------------------------------------------------


                                   Schedule B

TRANSACTIONS IN THE SHARES BY THE REPORTING PERSON DURING THE PAST 60 DAYS

Unless otherwise indicated, all trades were effected in the open market through brokers.

Centaurus International Risk Arbitrage Master Fund Limited

DATE            TRANSACTION TYPE       NUMBER OF SHARES   PRICE PER SHARE ($)*
----            ----------------       ----------------   --------------------
   01/20/10     Purchase                     791,100.00                   4.45
   01/21/10     Purchase                     483,587.00                   4.29
   01/22/10     Purchase                     571,935.00                   4.21
   01/25/10     Purchase                     605,983.00                   4.21
   01/26/10     Purchase                      51,988.00                   4.17
   01/27/10     Purchase                     331,382.00                   4.30
   01/27/10     Purchase                      54,502.00                   4.32
   01/28/10     Purchase                     907,418.00                   4.29
   01/28/10     Purchase                      52,040.00                   4.29
   01/29/10     Purchase                     649,770.00                   4.26
   02/01/10     Purchase                     673,818.00                   4.22
   02/16/10     Purchase                     101,583.00                   4.01
   02/17/10     Purchase                      13,362.00                   4.02
   02/17/10     Purchase                       7,713.00                   4.02
   02/18/10     Purchase                     600,486.00                   4.11
   02/19/10     Purchase                      94,460.00                   4.12
   02/22/10     Purchase                     352,608.00                   4.20
   02/23/10     Purchase                     394,693.00                   4.15
   02/25/10     Purchase                     108,764.00                   4.12
   03/01/10     Purchase                        472,600                   4.23
   03/02/10     Purchase                         19,700                   4.25

Centaurus/Lyxor International Risk Arbitrage Fund Limited

DATE            TRANSACTION TYPE       NUMBER OF SHARES   PRICE PER SHARE ($)*
----            ----------------       ----------------   --------------------

   01/20/10     Purchase                     208,900.00                   4.45
   01/21/10     Purchase                     127,697.00                   4.29
   01/22/10     Purchase                     151,026.00                   4.21
   01/25/10     Purchase                     160,017.00                   4.21
   01/26/10     Purchase                      13,728.00                   4.17
   01/27/10     Purchase                      14,188.00                   4.36
   01/27/10     Purchase                      89,367.00                   4.30
   01/27/10     Purchase                      14,698.00                   4.32
   01/28/10     Purchase                     240,117.00                   4.29
   01/28/10     Purchase                      14,034.00                   4.29
   01/29/10     Purchase                     175,230.00                   4.26
   02/01/10     Purchase                     181,714.00                   4.22
   02/05/10     Sale                       (100,957.00)                   3.73
   02/11/10     Purchase                      35,047.00                   3.85
   02/16/10     Purchase                      26,017.00                   4.01
   02/17/10     Purchase                      46,548.00                   4.04
   02/17/10     Purchase                       3,538.00                   4.02
   02/17/10     Purchase                       2,087.00                   4.02
   02/18/10     Purchase                     159,045.00                   4.11
   02/19/10     Purchase                      25,018.00                   4.12
   02/22/10     Purchase                      93,392.00                   4.20

CUSIP No. 01903Q108               13D                   Page 9 of 10 Pages
-------------------------------------------------------------------------------


   02/23/10     Purchase                     104,538.00                   4.15
   02/24/10     Purchase                       9,970.00                   4.10
   02/25/10     Purchase                      29,436.00                   4.12


Centaurus Small and Mid Cap International Risk Arbitrage Master Fund Limited

DATE            TRANSACTION TYPE       NUMBER OF SHARES   PRICE PER SHARE ($)*
----            ----------------       ----------------   --------------------
   02/08/10     Purchase                    121,800.00                    3.81
   02/09/10     Purchase                      6,600.00                    3.77
   02/12/10     Purchase                     21,600.00                    3.88
   02/16/10     Purchase                    165,000.00                    3.99
   02/22/10     Purchase                     32,000.00                    4.19


*        Including commissions.

                                    EXHIBIT 1

                             JOINT FILING AGREEMENT
                           PURSUANT TO RULE 13D-1(k)1


The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.


Dated:  March 3, 2010

CENTAURUS CAPITAL LP                            CENTAURUS CAPITAL LIMITED

By:  Centaurus Capital Limited,
its General Partner

By: /s/ Paul Leary
--------------------------------
Name:   Paul Leary                              By: /s/ Paul Leary
Title   Director                                -------------------------------
                                                Name:  Paul Leary